SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or  15d-16 under the
securities exchange act of 1934

For the month of July, 2010

Commission File Number 001-33921

CASCAL N.V.

(Translation of registrant’s name into English)

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release

On July 26, 2010, Cascal N.V. (“Cascal”) issued a press release, attached as Exhibit 15.140, announcing  that it has filed with the Securities and Exchange Commission (the "SEC") a Form 25 relating to the delisting of its common shares from the New York Stock Exchange (the "NYSE"), with the delisting of its common shares to be effective ten days thereafter. Accordingly, the Company anticipates that the last day of trading of its common shares on the NYSE will be Thursday, August 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V.
(Registrant)

	By:	/s/ Stephane Richer
Name: Stephane Richer Title: Chief Executive Officer

Date:       July 26, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit

15.140	PRESS RELEASE – “CASCAL N.V. ANNOUNCES FILING TO VOLUNTARILY DELIST ITS COMMON SHARES FROM THE NYSE”